February 22, 2023
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Re:    Booz Allen Hamilton Holding Corporation
Form 10-K for the Fiscal Year Ended March 31, 2022
Filed May 20, 2022
File No. 001-34972

Ladies and Gentlemen:

This letter sets forth the responses of Booz Allen Hamilton Holding Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) contained in the letter, dated February 10, 2023, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2022 (the “Form 10-K”) filed with the SEC on May 20, 2022. The Commission’s comment is set forth below in bold/italics, and the Company’s response is set forth in plain text immediately following the comment. Please let us know if we can provide additional information to assist in the review process.

Form 10-K for the Fiscal Year Ended March 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 47

1.Your disclosure in footnote (a) indicates that your adjustments for acquisition and divestiture costs include compensation expenses associated with employee retention. Please tell us the periods over which these types of compensation costs are expected to be incurred. Please note that if these costs are expected to be incurred over periods in excess of one year, they may be considered normal recurring expenses associated with your business which should not be deducted in calculating your Non-GAAP measures. Refer to the guidance in Question 100.01 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The Company advises the Staff that, within the acquisition and divestiture costs that we reported in our Non-GAAP measures for the fiscal year ended March 31, 2022 in our Form 10-K, there were no employee retention costs related to periods that extended beyond one year of the acquisition date.

In response to the Staff´s comment, the Company acknowledges Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations (“C&DIs”), as well as Rule 100(b) of Regulation G to which Question 100.01 relates. The Company respectfully advises the Staff that the Company has considered the foregoing guidance and believes that its presentation of non-GAAP financial measures that adjust for acquisition and divestiture costs, including compensation expenses associated with employee retention, relate directly to such acquisitions and divestitures, and are not part of our normal, recurring cash operating expenses.

The Company considers the necessary retention period for certain key individuals related to our acquisition and divestitures on a transaction-by-transaction basis, taking into account the Company’s strategic objectives for each transaction, in particular with respect to our intentions regarding the integration of the acquired entity into our cost accounting structure. Our status as a government contractor requires us to comply with various sets of government rules and regulations that do not apply to non-government contractors, particularly government cost accounting. The successful completion of the integration of an acquired entity is a material undertaking for us that requires considerable planning and resources and would generally coincide with the start of our fiscal year to accompany any significant changes to our cost accounting structure. These additional regulatory requirements generally have the effect of elongating the time that it takes us to integrate an acquired entity. The Company considers this integration timeline, as well as other factors such as business continuity, ongoing client contractual commitments, and other infrastructure related tasks, when determining the necessary retention period for certain key employees associated with each acquisition.

Accordingly, we may have instances where we determine that the necessary time period over which to retain key personnel acquired in an acquisition extends beyond a period of one year following the acquisition date. However, such necessary retention periods generally do not exceed two years subsequent to the date of the acquisition. These retention arrangements are directly attributable to the respective acquisitions, are not a component of the retained employees’ normal ongoing compensation, and thus are not related to our normal, recurring cash operating expenses. Accordingly, we believe that our presentation of employee retention costs included in the acquisition and divestiture costs that we reported in our Non-GAAP measures is permissible under the Commission’s rules and the Staff’s guidance, accurately reflects the management of our business, and facilitates comparisons between periods.

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If you have any questions regarding this letter, please do not hesitate to call me at (703) 377-0209.

Sincerely,
/s/ Jacob D. Bernstein
Jacob D. Bernstein
Deputy General Counsel & Secretary
Booz Allen Hamilton Holding Corporation

cc:    Keira Nakada
Linda Cvrkel

Securities and Exchange Commission
Division of Corporation Finance
Horacio D. Rozanski
Matthew A. Calderone
Nancy J. Laben
Booz Allen Hamilton Holding Corporation
Matthew E. Kaplan
Benjamin R. Pedersen
Debevoise & Plimpton LLP

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